Exhibit 99.1
Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change December 2, 2013
Item 3	News Release The news release dated December 2, 2013 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm reported the remaining assay results from underground exploration drilling in the Valley of the Kings.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the remaining assay results from underground exploration drilling in the Valley of the Kings.  These results include 8 intersections grading greater than 1,000 grams per tonne gold uncut from 6,164 meters of drilling in 46 holes. (See Table 1 below for assays.)

Selected drill highlights include:

•Hole VU-365 intersected 328.91 grams of gold per tonne uncut over 20.50 meters, including 13,400 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-369 intersected 96.71 grams of gold per tonne uncut over 44.95 meters, including 7,700 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-384 intersected 331.99 grams of gold per tonne uncut over 8.00 meters, including 5,210 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-390 intersected 179.14 grams of gold per tonne uncut over 13.50 meters, including 4,780 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-397 intersected 175.44 grams of gold per tonne uncut over 10.78 meters, including 3,770 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-385 intersected 1,200 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-383 intersected 1,095 grams of gold per tonne uncut over 0.50 meters;
•Hole VU-391 intersected 1,040 grams of gold per tonne uncut over 0.50 meters.

The bonanza-grade gold intercepts noted above were encountered in drilling to the east and west, as well as above and below the area of the Valley of the Kings Bulk Sample Program (the “Program”).

Underground exploration drilling has expanded the defined Valley of the Kings high-grade gold mineralization to the east, and mineralization remains open in all directions.

For plan views of the reported drilling please see attached Schedule A.

In 2013 a total of 38,830 meters of underground drilling was completed in the Valley of the Kings, comprising 16,789 meters of Program drilling and 22,041 meters of exploration drilling.  Assay results from 2013 drilling include a total of 69 intercepts grading over 1,000 grams per tonne gold uncut (of which 15 were in the Cleopatra Vein).

For a summary table of Valley of the Kings assay results by grade interval please see attached Schedule A.

Processing of the approximately 1,500 wet tonnes of bulk sample material remaining from the Program is expected to be completed during the first week of December, with final results reported after the completion of assaying.

The results both from the 38,830 meters of underground drilling and from milling will be incorporated into

Table 1: Valley of the Kings Drill Results, December 2013 (VU-363 to VU-408)(1,2,3,4)

Hole No.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
Exploration Drilling from Drill Bay Section 426700E (180 Azimuth)
VU-363	-44/180		55.50	62.95	7.45	7.05	6.47
		incl	62.35	62.95	0.60	79.00	17.30
			74.50	80.05	5.55	13.05	11.56
		incl	76.26	76.76	0.50	35.30	8.80
		incl	78.50	79.00	0.50	30.70	13.00
		incl	79.55	80.05	0.50	23.90	15.40
			104.50	113.60	9.10	11.91	12.56
			105.25	105.75	0.50	207.00	160.00
VU-364	-33/180		3.00	19.50	16.50	21.80	52.67	1 Au sample cut
		or	3.00	19.50	16.50	31.52	52.67	Uncut
		incl	9.00	10.50	1.50	75.40	156.00
			15.10	15.60	0.50	751.00	456.00	Uncut
			59.50	63.50	4.00	3.97	6.40
			83.55	84.05	0.50	162.00	32.80
VU-365	-18/180		1.00	12.67	11.67	9.37	12.53
		incl	1.82	2.32	0.50	78.70	58.90
		incl	8.06	8.86	0.80	27.30	24.50
		incl	12.17	12.67	0.50	77.80	17.60
			21.46	30.03	8.57	5.51	12.13
		incl	26.43	26.93	0.50	67.80	47.10
			50.50	71.00	20.50	12.57	118.78	1 Au sample cut
		or	50.50	71.00	20.50	328.91	118.78	Uncut
		incl	69.18	69.68	0.50	13,400	4,690	Uncut
			69.68	71.00	1.32	23.10	6.90
VU-366	1/180		0.00	24.00	24.00	3.57	9.67
			1.00	2.00	1.00	48.60	42.20
			45.00	62.96	17.96	25.39	9.58
		incl	48.00	49.50	1.50	283.00	88.50
		incl	62.41	62.96	0.55	46.60	24.80
VU-367	24/180		18.00	30.00	12.00	2.64	5.73
VU-368	42/180		55.75	77.60	21.85	11.44	19.87	1 Au sample cut
		or	55.75	77.60	21.85	17.89	19.87	Uncut

		incl	55.75	56.25	0.50	712.00	577.00	Uncut
			77.10	77.60	0.50	49.30	60.90
Exploration Drilling from Drill Bay Section 426700E (165 Azimuth)
VU-369	-35/165		3.55	48.50	44.95	14.10	61.96	2 Au samples cut
		or	3.55	48.50	44.95	96.71	61.35	Uncut
		incl	4.05	4.50	0.45	24.20	32.90
		incl	7.85	8.36	0.51	251.00	90.30
		incl	34.47	34.97	0.50	7,770	3,880	Uncut
		incl	47.54	48.04	0.50	516.00	352.00	Uncut
			68.00	76.00	8.00	29.38	46.17	1 Au sample cut
		or	68.00	76.00	8.00	57.88	46.17	Uncut
		incl	72.99	73.49	0.50	886.00	624.00	Uncut
VU-370	-20/165		13.50	25.25	11.75	14.63	14.15
		incl	17.70	18.30	0.60	266.00	133.00
			39.00	47.00	8.00	8.06	31.49
		incl	41.53	42.03	0.50	88.70	56.30
VU-371	1/165		28.50	56.00	27.50	7.22	9.65
		incl	52.15	52.65	0.50	344.00	280.00
VU-372	30/165		42.00	51.00	9.00	1.38	7.23
VU-373	-45/165		31.00	44.41	13.41	2.25	8.73
			57.90	64.20	6.30	19.88	16.79
		incl	63.70	64.20	0.50	238.00	163.00
			84.40	96.94	12.54	14.10	20.21
		incl	93.00	93.50	0.50	300.00	319.00
Exploration Drilling from Drill Bay Section 426700E (150 Azimuth)
VU-374	-40/150		9.00	13.74	4.74	9.10	42.69
		incl	11.90	12.50	0.60	64.10	49.00
			24.60	34.50	9.90	10.36	35.33
		incl	26.20	26.65	0.45	22.30	6.10
		incl	28.35	28.95	0.60	96.60	68.20
		incl	30.37	30.87	0.50	40.20	289.00
			42.77	43.27	0.50	17.05	5.80
			64.50	75.50	11.00	10.31	13.94

		incl	64.50	65.00	0.50	186.50	131.00
			104.50	122.50	18.00	12.26	12.53
		incl	112.23	112.73	0.50	175.00	79.00

		incl	121.00	122.50	1.50	68.10	29.00
VU-375	-29/150		10.45	26.15	15.70	12.66	25.98
		incl	10.45	11.00	0.55	26.00	68.10
		incl	17.68	18.18	0.50	275.00	176.00
		incl	22.00	22.50	0.50	16.30	62.90
			48.70	51.25	2.55	16.02	10.65
		incl	48.70	49.20	0.50	73.30	28.00
VU-377	-16/150		22.80	43.43	20.63	11.78	24.04
		incl	24.77	25.27	0.50	54.00	24.77
		incl	31.25	31.75	0.50	285.00	197.00
		incl	42.43	42.93	0.50	103.00	333.00
VU-379	1/150		36.00	65.50	29.50	0.91	5.20
VU-380	16/150		51.50	61.00	9.50	2.59	15.90
VU-382	40/150		21.00	39.00	18.00	1.25	3.54
			112.00	113.50	1.50	40.50	25.70
Exploration Drilling from Drill Bay Section 426652E (80 Azimuth)
VU-384	1/80		4.07	15.50	11.43	25.46	28.34	1 Au sample cut
		or	4.07	15.50	11.43	41.47	28.34	Uncut
		incl	4.07	4.57	0.50	796.00	547.00
		incl	14.00	15.50	1.50	48.70	19.00
			57.50	72.48	14.98	8.12	13.01
		incl	68.25	68.75	0.50	202.00	294.00
			136.50	144.50	8.00	33.24	256.74	1 Au sample cut
		or	136.50	144.50	8.00	331.99	256.74	Uncut
		incl	137.00	137.50	0.50	5,210	2,570	Uncut
			137.50	138.00	0.50	48.90	37.90
VU-386	-23/80		100.50	108.00	7.50	1.85	28.13
VU-388	-40/80		3.29	7.50	4.21	7.19	12.21
		incl	3.29	3.79	0.50	55.00	84.50
			97.50	127.50	30.00	1.47	18.79
VU-390	-52/80		20.14	32.50	12.36	1.82	1.85
			94.50	108.00	13.50	18.03	114.47	1 Au sample cut
		or	94.50	108.00	13.50	179.14	114.47	Uncut
		incl	97.77	98.27	0.50	4,780	1,775	Uncut
VU-392	24/80		68.35	112.00	43.65	6.18	15.04
		incl	68.35	68.85	0.50	411.00	99.40
Exploration Drilling from Drill Bay Section 426652E (95 Azimuth)
VU-395	-64/95		20.35	20.85	0.50	68.50	20.10
			96.00	137.97	41.97	10.66	15.71
		incl	105.38	105.88	0.50	403.00	543.00

		incl	113.23	113.73	0.50	47.50	39.90
		incl	113.73	114.23	0.50	153.50	97.10
		incl	125.67	126.17	0.50	96.10	39.00
		incl	133.47	133.97	0.50	21.50	67.30
VU-396	-45/95		100.95	109.00	8.05	13.44	13.50
			100.95	101.45	0.50	206.00	140.00
			123.40	148.40	25.00	11.09	13.49	1 Au sample cut
		or	123.40	148.40	25.00	11.59	13.49	Uncut
		incl	123.40	123.90	0.50	455.00	242.00	Uncut
			142.02	142.52	0.50	64.40	84.40
VU-400	-23/95		3.73	4.23	0.50	44.80	27.40
			27.27	28.27	1.00	92.50	28.80
Exploration Drilling from Drill Bay Section 426652E (110 Azimuth)
VU-403	-62/110		86.90	101.40	14.50	0.69	5.39
VU-404	-50/110		88.30	96.90	8.60	8.55	12.17
		incl	91.40	91.90	0.50	69.40	76.40
		incl	91.90	92.40	0.50	21.50	20.20
VU-406	-35/110		94.97	95.47	0.50	35.70	13.80
Exploration Drilling from Drill Bay Section 426482E (244 Azimuth)
VU-376	1/244		16.50	18.00	1.50	20.50	15.70
			70.46	80.32	9.86	4.17	3.88
		incl	70.46	70.96	0.50	66.20	27.70
VU-378	22/244		12.00	37.50	25.50	0.71	6.28
VU-381	40/244		65.00	78.50	13.50	1.30	22.98
VU-383	52/244		46.95	73.50	26.55	1.17	6.74
			85.50	106.50	21.00	11.20	25.51	1 Au sample cut
		or	85.50	106.50	21.00	27.04	25.51	Uncut
		incl	102.97	103.47	0.50	1,095	786.00	Uncut
			132.50	142.00	9.50	4.32	8.35
			138.62	139.12	0.50	46.90	12.50
VU-385	-22/244		8.77	39.90	31.13	8.77	26.43	1 Au sample cut
		or	8.77	39.90	31.13	21.14	26.43	Uncut
		incl	8.77	9.27	0.50	1,200	913.00	Uncut
			67.00	84.50	17.50	12.81	14.59	1 Au sample cut
		or	67.00	84.50	17.50	23.27	14.59	Uncut
		incl	76.79	77.29	0.50	796.00	369.00	Uncut
			51.00	66.00	15.00	4.69	8.10
		incl	63.15	64.85	1.70	23.46	45.94
VU-387	-38/244		13.44	13.94	0.50	18.50	14.30
Exploration Drilling from Drill Bay Section 426482E (231 Azimuth)
VU-389	1/231		23.12	41.50	18.38	8.01	9.38
			23.12	23.62	0.50	271.00	152.00

			77.50	79.00	1.50	33.40	30.00
VU-391	28/231		50.80	72.50	21.70	13.23	19.74	1 Au sample cut
		or	50.80	72.50	21.70	27.29	19.74	Uncut
		incl	65.44	65.94	0.50	31.60	20.10
		incl	67.44	67.84	0.40	33.30	36.00
		incl	67.84	68.34	0.50	1,040	609.00	Uncut
			111.50	130.50	19.00	1.86	5.77
VU-393	45/231		37.50	50.15	12.65	8.28	19.24
			40.50	42.00	1.50	56.30	37.00
VU-394	-26/231		41.44	77.50	36.06	0.91	2.96
			106.10	106.60	0.50	18.50	13.40
VU-397	13.5/231		73.51	84.29	10.78	20.52	111.85	1 Au sample cut
		or	73.51	84.29	10.78	175.44	111.85	Uncut
		incl	83.29	83.79	0.50	3,770	2,340
Exploration Drilling from Drill Bay Section 426482E (155 Azimuth)
VU-398	23/155		38.72	48.88	10.16	1.39	15.42
VU-399	1/155		39.50	68.00	28.50	1.06	6.19
VU-401(4)	-23/155		83.92	101.50	17.58	10.57	6.25
		incl	85.74	86.24	0.50	339.00	92.40
VU-402	-44/155		21.00	26.13	5.13	6.31	21.10
		incl	25.50	26.13	0.63	36.40	9.20
			105.33	144.00	38.67	1.33	9.28
Exploration Drilling from Drill Bay Section 426616E (100 Azimuth)
VU-405	19/100		34.90	37.90	3.00	1.40	34.20
			66.20	110.00	43.80	0.96	11.11
		incl	115.00	138.55	23.55	2.40	21.72
		incl	120.63	121.13	0.50	40.70	20.00
		incl	185.00	186.50	1.50	32.90	33.40
VU-407	43/100		98.10	110.41	12.31	7.92	61.22
		incl	102.80	103.39	0.59	32.20	327.00
		incl	103.39	103.89	0.50	24.80	259.00
		incl	109.91	110.41	0.50	56.40	146.00
			135.50	140.65	5.15	7.81	144.76
		incl	137.50	138.00	0.50	13.50	197.00
		incl	138.00	138.50	0.50	19.05	542.00
			154.71	163.20	8.49	8.64	41.65
		incl	162.70	163.20	0.50	129.50	206.00
VU-408	63/100		91.33	95.83	4.50	9.12	90.00
			92.33	92.83	0.50	34.40	296.00
			92.83	93.34	0.51	21.80	191.00
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 430 g/t were cut to 430 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

(4)	Hole ended in mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of December, 2013

Schedule A